VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

December 17, 2007

Re:  ENGlobal Corporation, Inc. ("ENGlobal" or "the Company")
2006 Annual Report on Form 10-K/A for the Year Ended December 31, 2006 Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007 Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2007

File No. 1-14217

Dear Mr. Decker:

With respect to the above-captioned filing, we enclose ENGlobal's responses to the comments by the Staff of the Securities and Exchange Commission set forth in your comment letter dated September 24, 2007. As requested, our responses are keyed numerically to the comments received from the Securities and Exchange Commission.

                FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006
                ------------------------------------------------

     General
     -------

     1. "Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings."

          In the responses to subsequent comments, ENGlobal will provide the proposed revisions to the 2006 Annual Report on Form 10-K/A. ENGlobal will file amendments to the report. ENGlobal will integrate additional disclosures or other revisions into future filings with the Securities and Exchange Commission in accordance with our response.

          Management's Discussion and Analysis, page 27
          ---------------------------------------------

          Results of Operations, page 28
          ------------------------------

     2. We reissue prior comment 2. Your proposed revisions do not appear to provide sufficient information about the business reasons for changes between periods in the sales and operating profit (loss) of each of your segments as well as in your corporate operating profit (loss). Please revise as necessary. The following are examples of fluctuations in which there appears to be an insufficient explanation.

               The Company acknowledges the Staff's comments and will incorporate additional detail about business reasons for changes in each segment in our filing of the Annual Report on Form 10-K for the year ended December 31, 2007. As to revising portions of
               Item 7 for the 2006 10-K/A, our responses to each of the SEC's examples are included below.

          o You state that the acquisition of WRC in the second quarter of 2006, together with your clients' increased demand for in-plant and inspection services resources, stimulated growth in your field services division where revenues increased 90.6%, or $50.9 million. Please disclose how much of the $50.9 million increase was attributable to the acquisition of WRC separately from the increase attributable due to new projects;

               In 2006, the field services division experienced an increase in revenue of approximately $50.9 million compared to its 2005 revenue. Of this amount, $14.0 million was contributed by the acquisition of WRC and $36.9 was attributable to new projects.

          o Net sales in your systems segment increased 76.1% to $24.9 million in 2006. It appears that this increase is attributable to a general turnaround in the oil and gas industry and the acquisition of ATI in January 2006. Please disclose how much of the increase is attributable to the acquisition of ATI separately from the amount associated with the turnaround in the oil and gas industry;

               In 2006, net sales in our Systems segment increased $10.8 million to $24.9 million compared to net sales in 2005. Overall, net sales in the analyzer portion of the Systems segment increased $17.8 million; of which $14.0 million was directly related to new business generated by the acquisition of assets from ATI; only to be offset by a decrease of $7 million in net sales related to the RIE (remote instrument enclosures) portion of the business.

          o Operating profit in your engineering segment decreased 48% to $9,084 in 2006 and $18,911 in 2005. You state that the decrease in 2006 was primarily related to the two EPC projects which had losses associated with these contracts of $13.7 million. It remains unclear what caused the remaining offsetting increase of $3.8 million;

               Operating profit in our Engineering segment decreased 48% to $9.1 million in 2006 from $18.9 million in 2005. The decrease of $9.8 million in operating profit primarily resulted from losses of ($13.7) million on the two EPC projects offset by an increase of $3.9 million related to new projects and growth in general.

          o Your explanation of corporate operating losses implies that the increase in the loss is solely attributable to an increase in the number of staff. If so, please clarify your disclosure or state how much of the increase is associated with or due to the change in the number of staff. Please provide quantified explanations for the remaining differences.

               This increase is attributable to a variety of factors. We added 15 people to the administrative staff and two people to the sales and business development departments. The associated increase in salaries, payroll, and stock compensation-related expenses were approximately $2.4 million in 2006. An additional $0.4 million of the increase represented expenses incurred to obtain professional services for the Company's audit, SOX review and tax consulting. The remaining increase of $0.4 million was a result of costs incurred in connection with expanded facilities, office expenses, travel and other miscellaneous items.


          Note 2. Summary of Significant Accounting Policies, page 50
          -----------------------------------------------------------

          Change Orders, page 53
          ----------------------

          3. We note your response to prior comments 3. Please confirm that you will disclose the information provided in your response regarding unapproved change orders/claims.

               We confirm that we will disclose the information regarding unapproved change orders/claims in future filings.

          Goodwill, page 54
          -----------------

          4. We note your response to prior comment 4. Please address the following:

               In preparing a complete response to the Staff's comments, we have re-examined the Company's historical impairment testing methodology. As a result of this re-examination, we determined that our previous methodology should be revised and expanded. Therefore, the Company is revising its impairment analysis in a manner to further incorporate sound valuation principles and the dictates of SFAS 142.

               A portion of our revised impairment analysis for 2006 is included as Exhibit D to this response. The analysis provided is specifically for the Systems reporting unit as the concerns expressed by the Staff previously focused on possible impairment of that reporting unit only. This analysis concurs with our original statement that there was no impairment of goodwill at December 31, 2006 within any reporting unit.

               The Company tests goodwill for impairment annually as of December
               31. Our impairment testing in all future periods will incorporate the revisions we have made. As future changes in the Company's segments are developed, these changes will be reflected as appropriate in our goodwill analysis.

               Principally, the Company made three changes to the impairment analysis previously provided to the Staff in Response 2, Exhibit
               A:

               o First, the $978,000 goodwill amount reported for the Systems reporting unit in Note 18 on page 54 of the Company's 2006 Form 10-K should be revised to reflect the correct amount of $432,436. The difference consists of $279,000 which should be removed from goodwill and classified as an intangible asset for non-compete agreements. Secondly, consistent with the reclassification of automation and integrated controls services, $699,000 should be removed from the Systems reporting unit and reclassified to the Engineering reporting unit. The revenues and expenses associated with automation and integrated controls services were reclassified from the Systems reporting unit to the Engineering reporting unit during 2006, however, goodwill associated with these services should also have been reclassified from Systems to Engineering. Finally, $432,436 of the goodwill resulting from the merger of PEI and IDS which created ENGlobal Corporation, Inc. was not allocated to the Systems reporting unit from prior reports.

               o The Company has examined the amounts of corporate stewardship fees that are allocable to each reporting unit. These include expenses necessary for the operation of the reporting unit as an independent entity. This reflects an adjustment from our past practice of completely omitting the stewardship fees as we had previously done in the impairment analysis or completely allocating them as we do for internal management reporting. Our rationale in making these allocations is discussed below.

               o We revised the way in which we apply market multiples to our financial results. We have included consideration of the future profitability of our reporting units and changed the way in which we select comparable companies. These changes are also discussed in detail below.

               A detailed response to each of the Staff's comments is included below. We confirm that we have considered these in our revised impairment analysis and will continue to do so in the future.

               o Please provide us with a detail of the assets and liabilities amounts included under corporate for purposes of allocating assets and liabilities to reporting units in Exhibit A. The detail should state the nature of the item with the corresponding amount. Please help us understand how you determined each of these amounts should not be assigned to reporting units. Refer to paragraph 32 of SFAS 142;

               Details of the assets and liabilities amounts included under "corporate" in Response 2, Exhibit A are included below. Except for goodwill amounts, each of the other amounts have not been allocated to the reporting units because they are not assets or liabilities used in the profitable activities of the Company.

                                                                      Corporate

               Current Assets                                        $ 5,305,186
               PPE                                                       894,228
               Goodwill*                                              13,015,338
               Deferred Financing                                         77,221
               Net Accounts Receivable Affiliates                             38
                                                                     -----------
               Total Assets                                          $19,292,012
               Due From Affiliates                                    37,557,133
                                                                     -----------
               Total Net Assets                                      $56,849,144
                                                                     -----------

               Current Liabilities                                   $ 6,531,731
               Long Term Payable                                      25,462,909
               Deferred Income Taxes                                   1,114,224
                                                                     -----------
               Total Liabilities                                     $33,108,864
                                                                     -----------



*Goodwill was not allocated properly to each of the reporting units in the impairment analysis previously provided. Instead, it was erroneously included as corporate. We have corrected this in our revised analysis. We have allocated $12.7 million to the Engineering reporting unit and $0.4 million to the Systems reporting unit. This allocation is consistent with our historical allocations and is supported by detailed spreadsheets. The failure to allocate the goodwill amounts in our previous analysis was due to clerical error.

               o Please provide us with the amounts of corporate stewardship fees excluded from your determination of EBITDA before corporate stewardship fees for each reporting unit for each period. Please also tell us what the 3 year average EBITDA would be after considering these fees; and

The amount of corporate stewardship fees excluded in the impairment analysis previously filed with Response 2 follows:


                     Included in         Excluded from       Excluded from
                      Corporate           Engineering           Systems
     ---------------------------------------------------------------------

     2004               (6,173,196)           5,357,172            816,024
     2005               (8,996,550)           8,122,285            874,265
     2006              (12,174,108)          10,928,371          1,245,737


For management reporting purposes, we allocated all costs incurred at the corporate level to individual reporting units through the use of corporate stewardship fees. These fees are a charge from the corporate unit to the reporting unit for normal corporate activities.

In preparing our revised impairment analysis, we conducted a review of expenses at the corporate level and our corporate stewardship fee policies. We have revised the impairment analysis to include allocation to each reporting unit of corporate expenses necessary for the operation of that unit as an independent entity. In the revised analysis, charges of $100,000 in 2004, $100,000 in 2005 and $271,000 in 2006 should be allocated to the Systems reporting unit. The charges for 2004 and 2005 only include accounting services as all other services were charged directly to the Systems reporting unit. In addition to the accounting services, charges for 2006 included approximately half of the business development charges as these functions were moved to Corporate in mid-2006.

Based on these adjustments, the Systems reporting unit EBITDA would be as follows:

                                    With Revised Stewardship      Per Exhibit A

         2004                               $593,426                 $693,426
         2005                                318,645                  418,645
         2006                                115,216                  386,216
         3 year average                     $342,429                 $499,429

Our revised impairment analysis applies an appropriate market multiple to our expected future earnings potential for a reporting unit. The expected future earnings potential is derived from operating budgets and forecasts with consideration given to historical earnings, primarily prior years' EBITDA and the average of the prior three year's EBITDA. Specifically, the acquisition of ATI in January 2006 improved the Systems reporting unit's earnings from an operating loss in 2005 to nearly break-even level in 2006. Management's budget for EBITDA for 2007 was prepared in late-2006 near the time of our impairment analysis. This budget showed EBITDA for the Systems reporting unit (when measured with all costs necessary to operate as an independent entity) would continue its upward trend, and would exceed $2 million. The substantial progress made toward profitability during 2006 with the acquisition of ATI created this expectation.

               o Please provide us with a description of the factor you obtained from Houlihan Lokey Publications, including how you determined that this factor relates to comparable entities. Refer to paragraph 25 of SFAS 142. Please also help us understand how you determined you should apply this factor to Adjusted EBITDA instead of EBITDA.

Houlihan Lokey issues a publication, ENC Reporter. This publication is specific to publicly traded companies in the engineering and construction industry. Among those companies in the peer group which included ENGlobal were: Jacobs Engineering Group, Inc. (JEC); Michael Baker Corporation (BKR); and URS Corp.
(URS). We believe this peer group is appropriate for use in our impairment analysis for our Engineering reporting unit.

After examining the valuation process, we now believe that the Systems reporting unit should have a peer group different than our Engineering reporting unit. In defining our peer group, we looked at our primary competitors for the Systems reporting unit and considered other companies operating in similar lines of business. This process led us to conclude that the most relevant peer group for the Systems reporting unit would include Honeywell, Inc. (HON), Powell Industries, (POWL) and The ABB Group (ABB). These companies were used in the revised impairment analysis provided as Exhibit D to this letter.

In selecting valuation multiples for our revised analysis, we used multiples based on both profitability (price/earnings and invested capital/EBITDA) and revenue (revenue/EBITDA). We estimated value for the Systems reporting unit using each of these multiples when applied to both 2006 historical results and expected 2007 results. When using our 2007 results, we reduced the multiple to account for the expected growth in earnings, revenue and EBITDA at the comparable companies. All multiples used were at or below average and median figures for the peer group.

As noted above, the adjustment to EBITDA is an attempt to measure the earning capacity of the reporting unit as an independent entity. Originally stated EBITDA includes deductions for an allocation of all corporate costs. The adjustment is simply an effort to capture the expenses (and only the expenses) necessary for independent operation. Application of market multiples to stated EBITDA would make the value conclusions fail to reflect the value of the unit.

We believe the internal expense allocation policies of a corporate parent do not change the economic value of an operating entity. While we choose to be aggressive in our allocations from a management reporting standpoint, we do not believe those decisions impact the value of our operations. The use of adjusted EBITDA is a means to put our valuation analysis in line with the commonly accepted definition of fair value: the price at which an asset would be bought or sold between a willing buyer and a willing seller with neither under a compulsion to act.

     5. Please provide us with reconciliation between the total of your reporting units' fair value to your market capitalization as of December 31, 2006. The reconciliation should show the factors that result in differences between the two amounts as well as the corresponding estimated amount that is attributable to each factor.

The reconciliation between ENGlobal's market capitalization and our conclusions as to the value of each reporting unit at December 31, 2006, is as follows:

Shares of Common Stock outstanding
   at December 31, 2006                                             $ 26,807,460
Closing Market Price                                                $       6.43
   at December 31, 2006
Total Market Capitalization                                         $172,371,968
   at December 31, 2006

The value of ENGlobal's common equity as measured by our market capitalization was $172 million on December 31, 2006. Our total invested capital based on this figure was $198 million as of the same date.

The estimated value of our systems unit based on our revised valuation analysis as of December 31, 2006 was $20 million and the estimated fair value of our engineering unit was $185 million on the same date for a total of $205 million. As noted above, a portion of our revised analysis for the systems unit is attached as Exhibit D.

We believe the difference between the $198 million as measured by our stock price and the $205 million as estimated in our valuation process is due to a small discount in our stock price resulting from a less active market for our shares. We also note that if the difference of $8 million were applied to our valuation conclusions for our impairment test, the reporting unit would still not have any impairment.

     6. Please help us understand why you are removing the value of your non-compete agreements for purposes of arriving at the carrying value of each reporting unit.

     We now recognize, that for the purposes of testing for goodwill impairment, that the book value of non-compete agreements should not be excluded. We have incorporated this change into our revised impairment analysis. As noted above, our revised analysis indicates goodwill impairment does not exist.

     Note 18 - Segment Information, page 71
     --------------------------------------

     7. We note you response to prior comment 6. You currently have seven legal entities, which represent your operating segments. These seven operating segments are reported in one engineering segment. You determined that it was appropriate to aggregate all of these entities into one reportable segment based on the guidance of paragraph 17 of SFAS 131.

     The Company reported two business segments in its 2006 Form 10-K. During 2006 we determined our reportable segments considering paragraphs 10-15 of SFAS 131. The Company's chief operating decision maker (CODM) is its Chief Executive Officer.

     Although the Company maintains accounting books and records for several corporate legal entities within its consolidated group, financial information on a legal entity basis was not regularly reviewed by our CODM for managerial purposes outlined in paragraph 10 of SFAS 131. The Company has chosen to maintain separate legal entities within its consolidated group for reasons that include:

     o    Tax structuring;
     o    Obligations arising in connection with acquisition transactions;
     o    Product and professional insurance liability;
     o    Start-up entities in new jurisdictions, and
     o    Marketing, sales activities.

     Because financial information on strictly a legal entity basis was not used for managerial purposes, or to assess performance; the Company concluded that individually, the legal entities did not represent separate operating segments at December 31, 2006. They have similar economic characteristics in that they were performing the same type work across the entities and were managed together. Therefore, we believe that for the reporting period ended December 31, 2006, we have reported our segments consistent with the way management reviewed the operations at that time.

     In response to organizational changes currently being made as the Company responds to its growth of the last few years, completes the integration of the WRC acquisition from 2006 and finalizes the organizational structure of its 2008 budget and realigns our processes, we have determined to change our reportable segments and will make such changes in these new reportable segments in our Annual Report on Form 10-K for the year ending December 31, 2007. This will include appropriate restatement of the previous years' comparative disclosures. As we complete the year 2007, we will be making organizational and internal managerial reporting changes consistent with the new reportable segments. As of the fourth quarter of 2007, our CODM will begin utilizing financial information for each of these reportable segments for managerial purposes and to assess performance and to prepare our 2008 budgets.

     The Company's new reportable segments will consist of the following:

     o    Engineering segment,
     o    Automation segment,
     o    Construction segment, and
     o    Land segment.

     It is unclear how you determined that your operating segments related to your engineering operations have similar economic characteristics, which is required to aggregate operating segments in accordance with paragraph 17 of SFAS 131. The supplemental information provided indicates that gross profit
     (loss) is one of the primary key metrics you use to evaluate the performance of your segments. The analysis you provided for the change in gross profit (loss) and gross profit (loss) as a percentage of revenue year to year appears to indicate that the financial trends of your operating segments are sufficiently varied to preclude you from determining that they are all similar. This is also indicated by the range of gross profit percentages in 2006 from -.43% to 22.71% as well as in other years. Please further advise how your key metrics led you to determine that your operating segments have similar economic characteristics. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Your explanations should refer to the specific operating segments being compared. Explain why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary.

     Despite these similar economic characteristics, the operating results of any one operating entity in any year may be greatly skewed by a number of factors.

     a) Internal entity expansion and growth can affect gross margins. If an entity is trying to expand to a new geographical area or entice a new customer, it may be willing to accept lower margins on new work with the expectation that future projects would offer more normal gross margins. This type of growth is why the operating entity ENGlobal Canada has historically performed at a lower comparative margin as we continue to expand in the Canadian market. It is expected to improve over time.
     b) Customer needs also affect gross margins. Customers that have urgent, short term project needs are more willing to pay higher margins to complete the work in a timely manner.
     c) Geographical location of the work being performed and the economic circumstances of the geographic region also play a role in gross margins. In addition, margins for a single operating entity are impacted by the particular mix of work that the entity performs in the various regions in which it is operating.
     d) ENGlobal procures materials for its clients at margins that are lower than the margins it receives on its engineering services. Additionally, our margins will be impacted by the mix of procurement activity and engineering services.

     e) The ability to manage particular projects can greatly affect margins. For example, the two loss projects that have been mentioned throughout the report greatly affected the margins for this year.

          Any temporary difference can affect any of the entities and can cause their gross margins to vary between years even though they may be performing the same type of work function consistently throughout the years.

          Based on these considerations, we believe that our current reporting methodology is appropriate as originally reported for the period ending December 31, 2006, and the results were presented in clear and complete disclosure to the public in the manner in which we evaluated our reporting units at that time.

     8. Your response states that the only apparent difference in your analysis relates to in-office versus in-plant (or field services). This can cause the margin to be slightly lower for in-plant work than in-office since the client is providing the work space and equipment. You state that this gross margin difference is less than 5%. Please help us understand which legal entities you are referring to in this analysis and for which periods. This explanation does not appear to adequately address the differences in the gross profit percentages given the range of percentages, which are noted above.

          The terms, in-office (or detail design) and in-plant (or field services), are terms primarily used within ENGlobal Engineering, Inc., but these descriptions can apply to the other legal entities as well.

          Simply put, if an ENGlobal employee performs work on a project "at a local ENGlobal office" (referred to as "in-office"), the mark-up over labor costs would have to be higher to cover non-labor costs such as rent, utilities, computer equipment, copiers, property insurance, professional insurance, etc., than the mark-up to cover non-labor costs of an ENGlobal employee performing work "at a clients' office or facilities" (referred to as "in-plant") where these other non-labor costs as paid directly by the client. Again, our legal entities have the ability to perform both types of projects although some may have more of one type than the other.

                  FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007
                  ---------------------------------------------

     General
     -------

     9.   Please address the above comments in your interim filings as well.

          We are making every effort to include our responses to the SEC's comments into our current filings.

Financial Statements
--------------------

Notes to the Financial Statements
---------------------------------

Note 6. Goodwill, page 10
-------------------------

     10. You state that you consulted with the third party valuation provider and revised the allocation to tangible assets resulting in $669,000 being re-allocated back to goodwill. Please identify the third party valuation provider, or revise your disclosure to eliminate the reference to the provider.

          ENGlobal will remove the reference to the third party valuation provider.

Management's Discussion and Analysis
------------------------------------

Overview of Systems Segment, page 27
------------------------------------

     11. You state that salaries and related expenses decreased by $535,000 for various reasons. The expenses of four sales persons were moved to corporate SG&A from operations; some salaries were moved to direct costs variable; and the systems segment personnel decreased. Please quantify each of these factors listed and further explain why these salaries were moved out of the systems segment into direct costs variable and corporate SG&A.

              Movement of sales personnel salaries to Corporate SG&A - $229,000
                  Sales personnel and their costs, including salaries, were re-assigned to our Corporate SG&A. The Company felt that this re-organization would allow these individuals to focus their efforts on the entire Company rather than solely on the Systems segment. This also provided organizational consistency between the Engineering and Systems segments as all other sales personnel were already accounted for in this manner.

              Movement of SG&A salaries to direct costs -               $133,000
                  Salaries previously reported in the Systems segment SG&A were re-classified to direct costs because such costs were identified to be directly related to a particular project or associated with a project support function which may vary based on project workload. The Company is attempting to more closely track costs associated with projects and not simply include them as an overhead or SG& cost.

              Reduction in Systems Segment Personnel -                  $173,000
                  The Systems segment was able to reduce personnel as a result of reducing the number of specialty components being manufactured and also taking advantage of synergies following the ATI acquisition.

               Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplements information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

               In responding to the comments received from the Securities and Exchange Commission, ENGlobal acknowledges that:

               ENGlobal is responsible for the adequacy and accuracy of the disclosure in its filings;

               Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

               ENGlobal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               The Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

               If you have any questions regarding these comments, please direct them to Annette Hall Wade, CPA, Accounting Manager, at (409) 840-2591 or, in her absence, to the undersigned at (409) 840-2578.

               ENGlobal Corporation, Inc.

               /s/  Robert W. Raiford

               Robert W. Raiford
               Chief Financial Officer

         Cc:      Ms. Nudrat Salik, Staff Accountant
                  Division of Corporation Finance
                  Mr. William Coskey, Chairman
                  and Chief Executive Officer, ENGlobal
                  Mr. Randy Hale, Audit Committee Chairman
                  ENGlobal Board of Directors




ENGlobal Corporation                                                                                          Exhibit D, Page 1 of 2
Valuation of the Systems Reporting Unit
As of December 31, 2006
For Goodwill Impairment Testing
                                                            Price/Earnings            Invested Cap/EBITDA      Invested Cap/Revenue
                                                            --------------            -------------------      --------------------
Comparable Company Results
  High                                                           37.6                        17.8                       1.7
  Low                                                            17.4                        10.4                       0.9
  Average                                                        27.8                        14.5                       1.4
  Median                                                         28.3                        15.2                       1.6

Selected Multiple Based on Actual Results                       27.00                       14.00                      1.00
Selected Multiple Based on Forecast Results                     25.00                       11.00                      1.00

Value - Actual '06 Results                                     (9,693)                      4,620                    26,032
Value - Budgeted '07 Results                                   10,760                      15,773                    23,949
Average Actual 2006 and Budget 2007                               534                      10,197                    24,991

Book Value of Equity (including intercompany)                   9,942                       9,942                     9,942
Book Value of Invested Capital                                 10,730                      10,730                    10,730

Calculated Value in Excess of Book Value on '06               (19,635)                     (6,110)                   15,302
Calculated Value in Excess of Book Value on '07                   818                       5,043                    13,219

Calculated Value in Excess of Book Value on Average            (9,408)                        255                    15,049







ENGlobal Corporation                                                                                      Exhibit D, Page 2 of 2
Comparables to the Systems Reporting Unit
As of December 31, 2006
For Goodwill Impairment Testing
All Data in (000's)

    Comparable Companies                                          HON                       ABB                      POWL (1)
    --------------------                                          ---                       ---                      --------

Year-end Price                                                      45.24                      17.98                       31.57
Shares Outstanding                                                800,591                  2,187,756                      10,924
Market Capitalization                                          36,218,737                 39,335,853                     344,871
Preferred Stock                                                         -                                                      -
Debt                                                            5,063,000                  3,282,000                      42,396
                                                          -----------------------------------------------------------------------
Total Invested Capital                                         41,281,737                 42,617,853                     387,267
                                                          =======================================================================

Total Revenue                                                  25,165,000                 24,412,000                     408,597

Net Income                                                      2,083,000                  1,390,000                       9,173
Depreciation/Amortization                                         794,000                    570,000                       6,738
Interest                                                          374,000                    153,000                         761
Taxes                                                             720,000                    697,000                       5,028
                                                          -----------------------------------------------------------------------
EBITDA                                                          3,971,000                  2,810,000                      21,700
                                                          =======================================================================

Price/Earnings                                                       17.4                       28.3                        37.6
Invested Capital/EBITDA                                              10.4                       15.2                        17.8
Invested Capital/Revenue                                             1.64                       1.75                        0.95

(1) For fiscal year 2006, Powell Industries had an 11 month period. All income and expense figures have been adjusted.
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